UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                           For the month of July 2005

                        Commission File Number: 001-31368

                                 SANOFI-AVENTIS
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F [X]                Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [ ]                      No [X]

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

         On July 14, 2005, Sanofi-Aventis published in the Wall Street Journal the attached notice relating to the additional offer price to be paid to former holders of shares in Hoechst Aktiengesellschaft who tendered those shares into Sanofi-Aventis's Mandatory Offer for those shares that closed on December 10, 2004.

                                  EXHIBIT LIST

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
Exhibit 99.1 Notice, dated July 13, 2005, relating to payment of additional purchase price to former holders of Hoechst shares who tendered into Sanofi-Aventis mandatory offer.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: July 14, 2004                         SANOFI-AVENTIS


                                            By: /S/ Patricia Kodyra
                                            ------------------------------------
                                            Name:   Patricia Kodyra
                                            Title:  Associate Vice President
                                                    Securities and Financial Law

                                  EXHIBIT INDEX

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
Exhibit 99.1 Notice, dated July 13, 2005, relating to payment of additional purchase price to former holders of Hoechst shares who tendered into Sanofi-Aventis mandatory offer.